UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC File No: 000-31136

(Check one):

     |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended: November 15, 2004


                          [_] Transition Report on Form 10-K
                          [_] Transition Report on Form 20-F
                          [_] Transition Report on Form 11-K
                          [_] Transition Report on Form 10-Q
                          [_] Transition Report on Form N-SAR


For the Transition Period Ended:____________________________

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NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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



                        PART I -- REGISTRANT INFORMATION

                          Cyber Defense Systems, Inc.
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                            Full Name of Registrant

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                           Former Name if Applicable

                           7711 Military Trail North
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           Address of Principal Executive Office (Street and Number)

                       Palm Beach Gardens, Florida 33410
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                            City, State and Zip Code


                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     Management is in the process of finalizing the operating results of the previous quarters. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-QSB will be filed as soon as practicable and within the 5 day extension period.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      William C. Robinson         (504)           722 - 7402
--------------------------     -----------     -----------------
          (Name)               (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|X| Yes |_| No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As set forth in a Form 8-K filed on September 13, 2004,by Cyber Defense, Inc. ("Cyber Defense" or the "Registrant"), is the Successor Registrant to
E-City-Software, Inc. ("E-City"), which was merged into Cyber Defense on September 1, 2004. In addition, as was also set forth in that same Form 8-K, in a related transaction, an entity known as On Alert Systems, Inc. ("On Alert") was merged into Cyber Defense.

     Therefore, because of these two mergers, the historical financial statements of the successor registrant are those of On Alert for the three and nine months ended September 30, 2003 and for the three and nine months ended September 30, 2004 will include On Alert as a merged entity, Cyber Aerospace, Inc., a subsidiary, from its date of inception in March 2004; and E-City from September 1, 2004 as a merged entity.

     Net loss for the three and nine months ended September 30, 2003 was approximately $70,000 and $175,000 respectively and preliminary results of operations for the three and nine months ended September 30, 2004 reflect net losses of approximately $250,000 and $160,000 respectively. The increase in the 2004 three month period is primarily due to higher interest expense and consulting fees and in the nine month period such increases were somewhat offset with net profits from Cyber Aerospace in earlier quarters. Results of operations for the three and nine month periods ended September 30, 2003 and 2004 are subject to further review and adjustment.




                           Cyber Defense Systems, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date: November 15, 2004                By:  /s/ William C. Robinson
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                                             William C. Robinson
                                             Chief Executive Officer